Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Financial Position

		As at
		September 30,	December 31,
	Notes	2023	2022
Assets
Cash		$39,572	$54,471
Restricted cash		734	470
Amounts receivable	4	28,214	20,975
Inventory	5	62,647	64,221
Prepaid expenses		5,986	14,007
Total Current Assets		137,153	154,144
Other intangible assets	6	6,461	7,263
Mine properties, plant and equipment	7	201,077	175,237
Vanadium assets		23,298	14,510
Deferred income tax asset	13(b)	4,257	4,596
Total Non-current Assets		235,093	201,606
Total Assets		$372,246	$355,750
Liabilities
Current portion of lease liability		$595	$581
Accounts payable and accrued liabilities	8	26,853	26,634
Deferred revenue		3,459	1,698
Debt	9	8,000	4,000
Current portion of provisions		7,211	6,060
Total Current Liabilities		46,118	38,973
Lease liability		1,066	1,473
Non-current accounts payable and accrued liabilities	8	164	326
Long term debt	9	57,000	36,000
Provisions		5,034	4,424
Total Non-current Liabilities		63,264	42,223
Total Liabilities		109,382	81,196
Equity
Issued capital	10	412,291	411,646
Equity reserves	11	11,977	14,138
Accumulated other comprehensive loss		(104,205)	(112,165)
Deficit		(65,702)	(48,227)
Equity attributable to owners of the Company		254,361	265,392
Non-controlling Interest		8,503	9,162
Total Equity		262,864	274,554
Total Liabilities and Equity		$372,246	$355,750

Commitments and contingencies	7, 16
Subsequent events	20

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2023	2022	2023	2022
Revenues	18	$43,983	$54,258	$154,514	$181,750
Expenses
Operating costs	19	(42,580)	(45,602)	(131,540)	(125,264)
Professional, consulting and management
fees		(5,975)	(7,246)	(17,338)	(19,542)
Foreign exchange (loss) gain		(606)	967	(1,006)	1,910
Other general and administrative expenses		(3,125)	(4,108)	(9,731)	(10,865)
Share-based payments	11	(336)	(131)	593	(1,432)
Finance costs	19	(3,454)	(296)	(6,861)	(787)
Interest income		546	401	1,738	798
Technology start-up costs		(903)	303	(5,211)	(4,514)
Exploration and evaluation costs		(2,294)	(506)	(3,834)	(791)
		(58,727)	(56,218)	(173,190)	(160,487)
Net income (loss) before tax		$(14,744)	$(1,960)	$(18,676)	$21,263
Income tax expense	13(a)	(10)	(1,307)	(48)	(9,024)
Deferred income tax recovery (expense)	13(a)	2,870	666	(333)	1,171
Net income (loss)		$(11,884)	$(2,601)	$(19,057)	$13,410

Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(7,144)	(6,702)	7,960	591
Comprehensive income (loss)		$(19,028)	$(9,303)	$(11,097)	$14,001
Net income (loss) attributable to:
Owners of the Company		$(11,397)	$(2,104)	$(18,398)	$14,187
Non-controlling interests		$(487)	$(497)	$(659)	$(777)
		$(11,884)	$(2,601)	$(19,057)	$13,410
Comprehensive income (loss) attributable to:
Owners of the Company		$(18,541)	$(8,852)	$(10,438)	$14,732
Non-controlling interests		$(487)	$(451)	$(659)	$(731)
		$(19,028)	$(9,303)	$(11,097)	$14,001
Basic earnings (loss) per Common Share	12	$(0.19)	$(0.04)	$(0.30)	$0.21
Diluted earnings (loss) per Common Share	12	$(0.19)	$(0.04)	$(0.30)	$0.21
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	12	64,050	64,217	64,034	64,594
- Diluted	12	64,050	64,217	64,034	64,899

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$-	$265,697
Share-based payments	-	-	1,432	-	-	-	1,432
Exercise of warrants	10	124	(34)	-	-	-	90
Exercise of stock options	36	320	(133)	-	-	-	187
Exercise of restricted share units	105	1,286	(1,286)	-	-	-	-
Share repurchase	(873)	(6,088)	-	-	-	-	(6,088)
Sale of non-controlling interest	-	-	-	-	(2,023)	9,930	7,907
Currency translation adjustment	-	-	-	545	-	46	591
Net income (loss) for the period	-	-	-	-	14,187	(777)	13,410
Balance at September 30, 2022	64,005	$411,624	$17,793	$(118,227)	$(37,163)	$9,199	$283,226

Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554
Share-based payments	-	-	(1,073)	-	480	-	(593)
Exercise of restricted share units	45	645	(645)	-	-	-	-
Expiry of warrants	-	-	(78)	-	78	-	-
Expiry of stock options	-	-	(365)	-	365	-	-
Currency translation adjustment	-	-	-	7,960	-	-	7,960
Net loss for the period	-	-	-	-	(18,398)	(659)	(19,057)
Balance at September 30, 2023	64,051	$412,291	$11,977	$(104,205)	$(65,702)	$8,503	$262,864

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2023	2022	2023	2022
Operating Activities
Net income (loss) for the period		$(11,884)	$(2,601)	$(19,057)	$13,410
Depreciation		6,808	5,858	21,857	16,553
Share-based payments	11	336	131	(593)	1,432
Unrealized foreign exchange loss (gain)		341	1,777	605	(1,267)
Non-cash listing expense		-	604	-	604
Finance costs	19	3,454	296	6,861	787
Interest income		(546)	(401)	(1,738)	(798)
Income tax expense	13(a)	10	1,307	48	9,024
Deferred income tax (recovery) expense	13(a)	(2,870)	(666)	333	(1,171)
Income tax paid		(9)	(1,977)	(685)	(3,095)
Cash (Used) Provided Before Working Capital Items		(4,360)	4,328	7,631	35,479
Change in amounts receivable		(4,781)	8,034	(6,797)	(1,899)
Change in inventory		400	(6,480)	3,330	(27,471)
Change in prepaid expenses		2,284	(2,203)	8,365	(6,215)
Changes in accounts payable and provisions		(1,522)	5,472	1,062	11,054
Change in deferred revenue		321	886	1,761	(2,059)
Net Cash (Used in) Provided by Operating Activities		(7,658)	10,037	15,352	8,889
Financing Activities	9
Receipt of debt		15,000	-	40,000	15,000
Repayment of debt	9	(15,000)	-	(15,000)	(15,000)
Interest paid		(1,605)	-	(3,697)	-
Interest received		544	401	1,735	798
Lease payments		(147)	(149)	(433)	(427)
Change in restricted cash		-	15,524	(264)	-
Sale of non-controlling interest		-	7,547	-	7,797
Share repurchase	10	-	(5,765)	-	(6,088)
Issuance of common shares		-	93	-	277
Net Cash (Used in) Provided by Financing Activities		(1,208)	17,651	22,341	2,357
Investing Activities
Intangible assets		(120)	(1,745)	(314)	(3,434)
Mine properties, plant and equipment		(15,232)	(10,936)	(42,612)	(24,898)
Vanadium assets		-	(4,996)	(10,115)	(4,996)
Net Cash Used in Investing Activities		(15,352)	(17,677)	(53,041)	(33,328)
Effect of foreign exchange on cash		(190)	(176)	449	1,005
Net Change in Cash		(24,408)	9,835	(14,899)	(21,077)
Cash position - beginning of the period		63,980	52,878	54,471	83,790
Cash Position - end of the period		$39,572	$62,713	$39,572	$62,713

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and liquidity

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology ("VRFB"), as well as providing investors with exposure to physical vanadium through Largo Physical Vanadium Corp. ("LPV"). In addition to advancing its US- based clean energy storage business, the Company completed the construction of its ilmenite plant. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

The Company has experienced declining operating results and cash flows over the course of the last year. The Company has plans in place to address the underlying operating issues which, based on the information currently available and prevailing market conditions, are expected to result in the Company's Maracás Menchen Mine returning to normal operations.

The Company is also actively pursuing various alternatives to increase its liquidity and capital resources including additional secured debt, which could be provided by banks, private capital providers and/or institutional investors and additional unsecured debt. In addition, the Company is evaluating strategic alternatives with respect to its Largo Clean Energy business, which may include the disposition of all or an interest in this business. There can be no assurance that the Company will be successful in achieving financing solutions on terms acceptable to the Company or that the strategic evaluations discussed above will result in a transaction.

If the Company does not return to expected operating levels or secure additional financing, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the year ending December 31, 2024 from continuing operations. These alternatives may impact future operating and financial performance.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on November 7, 2023.

3) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2022 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2022. There have been no significant changes to the areas of estimation and judgment during the three and nine months ended September 30, 2023.

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2022.

Amendments to IAS 1, Presentation of Financial Statements, IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and IAS 12, Income Taxes, became effective on January 1, 2023 with no impact on the Company's unaudited condensed interim consolidated financial statements.

4) Amounts receivable

	September 30,	December 31,
	2023	2022
Trade receivables	$22,193	$18,285
Current taxes recoverable - Brazil	4,887	2,156
Current taxes recoverable - Other	1,106	506
Other receivables	28	28
Total	$28,214	$20,975

5) Inventory

	September 30,	December 31,
	2023	2022
Finished products - Vanadium	$44,339	$48,546
Finished products - Ilmenite	137	-
Work-in-process	653	998
Stockpiles	1,309	284
Warehouse materials	16,209	14,393
Total	$62,647	$64,221

During the three and nine months ended September 30, 2023, the Company recognized a net realizable value write-down of $nil and $107 for battery components (three and nine months ended September 30, 2022 - $nil and $nil), with the write-down included in technology start-up costs. The value of battery components inventory at September 30, 2023 and December 31, 2022 was $nil. During the three and nine months ended September 30, 2023, the Company recognized a net realizable value write-down of $961 and $1,644 for vanadium finished products (three and nine months ended September 30, 2022 - $1,655 and $1,655) and a net realizable value write-down of $17 and $17 for ilmenite finished products (three and nine months ended September 30, 2022 - $nil and $nil). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 19).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

6) Other intangible assets

At September 30, 2023, the remaining estimated useful life of patents held by the Company was 7.25 years (December 31, 2022 - 8 years). At September 30, 2023, the remaining estimated useful life of capitalized software costs was 4.25 years (December 31, 2022 - 5 years).

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2021	$4,366	$-	$4,366
Additions	-	4,041	4,041
Balance at December 31, 2022	$4,366	$4,041	$8,407
Additions	-	152	152
Balance at September 30, 2023	$4,366	$4,193	$8,559
Accumulated Depreciation
Balance at December 31, 2021	$437	$-	$437
Depreciation	436	271	707
Balance at December 31, 2022	$873	$271	$1,144
Depreciation	327	627	954
Balance at September 30, 2023	$1,200	$898	$2,098
Net Book Value
At December 31, 2022	$3,493	$3,770	$7,263
At September 30, 2023	$3,166	$3,295	$6,461

7) Mine properties, plant and equipment

At September 30, 2023 and December 31, 2022, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035
Additions	2,530	61	7,147	6,788	27,575	44,101
Disposals	(152)	-	-	(4,205)	-	(4,357)
Reclassifications	-	-	-	3,523	(3,523)	-
Effects of changes in foreign
exchange rates	42	17	4,831	10,963	259	16,112
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Additions	158	-	20,005	4,293	16,586	41,042
Reclassifications	-	-	-	14	(14)	-
Effects of changes in foreign
exchange rates	27	13	3,404	7,127	1,421	11,992
Balance at September 30, 2023	$6,573	$334	$129,864	$191,737	$47,417	$375,925
Accumulated Depreciation
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Depreciation	1,198	5	4,701	18,270	-	24,174
Disposals	(152)	-	-	(4,205)	-	(4,357)
Effects of changes in foreign exchange rates	21	17	1,595	5,828	-	7,461
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Depreciation	908	10	6,090	14,507	-	21,515
Effects of changes in foreign exchange rates	17	10	1,207	4,445	-	5,679
Balance at September 30, 2023	$2,500	$285	$46,043	$126,020	$-	$174,848
Net Book Value
At December 31, 2022	$4,813	$56	$67,709	$73,235	$29,424	$175,237
At September 30, 2023	$4,073	$49	$83,821	$65,717	$47,417	$201,077

Of the additions noted above, $40,325 related to the Mine Properties segment (year ended December 31, 2022 − $36,556) and $85 related to Largo Clean Energy (year ended December 31, 2022 − $3,599).

8) Accounts payable and accrued liabilities

	September 30,	December 31,
	2023	2022
Accounts payable	$20,000	$20,459
Accrued liabilities	4,936	3,122
Accrued financial costs	1,391	287
Other taxes	690	3,092
Total	$27,017	$26,960

Current	$26,853	$26,634
Non-current	164	326
Total	$27,017	$26,960

9) Debt

	September 30,	December 31,
	2023	2022
Total debt	$65,000	$40,000

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

		Cash flows
	December 31,			September 30,
	2022	Proceeds	Repayment	2023
Total debt	$40,000	$40,000	$(15,000)	$65,000
Total liabilities from financing activities	$40,000	$40,000	$(15,000)	$65,000

		Cash flows
	December 31,			December 31,
	2021	Proceeds	Repayment	2022
Total debt	$15,000	$55,000	$(30,000)	$40,000

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum. The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.70%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

In January 2023, the Company secured a two-year debt facility of $15,000, bearing interest at 6.85% per annum. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% per annum and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new debt facility with a bank in Brazil and repaid in full its existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

Refer to note 20, subsequent events, for details of a further debt restructuring after September 30, 2023.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 9

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

10) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Nine months ended		Year ended
	September 30, 2023		December 31, 2022
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,006	$411,646	64,727	$415,982
Exercise of warrants (note 11)	-	-	10	124
Exercise of stock options (note 11)	-	-	36	320
Exercise of restricted share units (note 11)	45	645	106	1,308
Share repurchase	-	-	(873)	(6,088)
Balance, end of the period	64,051	$412,291	64,006	$411,646

11) Equity reserves

	RSUs		Options				Warrants
					Weighted				Weighted
					average				average
					exercise				exercise		Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2021	216	$1,551	889	C$	12.78	$4,857	1,832	C$	11.78	$11,406	$17,814
Share-based payments	-	564	-		-	1,714	-		-	-	2,278
Granted	111	640	363		11.79	359	-		-	-	999
Exercised	(123)	(1,308)	(36)		(6.70)	(133)	(10)		(11.50)	(34)	(1,475)
Expired	-	-	-		-	-	(1,480)		-	(4,573)	(4,573)
Forfeited	(4)	(7)	(208)		(13.23)	(898)	-		-	-	(905)
December 31, 2022	200	$1,440	1,008	C$	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Share-based payments	-	458	-		-	481	-		-	-	939
Granted	230	262	424		6.60	230	-		-	-	492
Exercised	(63)	(645)	-		-	-	-		-	-	(645)
Expired	-	-	(29)		(24.00)	(365)	-		-	-	(365)
Forfeited	(125)	(793)	(472)		(11.47)	(1,711)	(14)		-	(78)	(2,582)
September 30, 2023	242	$722	931	C$	10.03	$4,534	328	C$	13.00	$6,721	$11,977

During the three and nine months ended September 30, 2023, the Company recognized a share-based payment expense related to the grant, vesting and forfeiture of stock options and RSUs of $336 and a recovery of $593 (three and nine months ended September 30, 2022 - expenses of $131 and $1,432) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 10

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

a) RSUs

During the nine months ended September 30, 2023, the Company granted 230 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years 2024, 2025 and 2026.

b) Stock options

				Weighted		Weighted		Weighted
				average		average		average
		No.	No.	remaining		exercise		grant date
	Range of prices	outstanding	exercisable	life (years)		price		share price
C$	5.71 - 10.00	683	332	3.6	C$	6.75	C$	6.75
	15.01 - 20.00	216	141	3.0		17.37		17.37
	30.01 - 30.40	32	32	0.3		30.40		30.40
		931	505		C$	10.03

During the nine months ended September 30, 2023, the Company granted 424 (year ended December 31, 2022 - 363) stock options with a weighted average exercise price of C$6.60. The chart below details the inputs to the Black-Scholes model used in determining the fair value of the options granted during the year (with 0% dividend yield and 0% expected forfeiture rate).

	Nine months ended
	September 30, 2023			September 30, 2022
Risk-free interest rate	3.13%	3.04%	3.29%	1.62%	0.95%
Expected volatility	68.58%	68.25%	68.48%	75.50%	81.13%
Expected life of options	5	5	5	5	5
Fair value on grant date	$4.75	$3.92	$3.38	$6.93	$12.58
Exercise price	$8.04	$6.67	$5.71	$11.22	$19.52
Number of options granted (000)	34	313	77	54	176
Expiry	01/12/28	04/13/28	05/18/28	01/20/27	04/01/27

Options vest in equal installments of one-third on the anniversary date of the grant. The remaining weighted average contractual life of options outstanding at September 30, 2023 was 3.3 years (December 31, 2022 - 2.7 years).

c) Warrants

								Expected	Risk-free
No.	No.	Grant	Expiry		Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date		price	volatility	life (years)	yield	rate
328	328	12/07/20	12/08/25	C$	13.00	88%	5.00	0%	0%
328	328			C$	13.00

12) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 1,501 and 1,501 for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - 2,898 and 2,370).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

13) Taxes

a) Tax recovery (expense)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Income tax expense	$(10)	$(1,307)	$(48)	$(9,024)
Deferred income tax recovery (expense)	2,870	666	(333)	1,171
Total	$2,860	$(641)	$(381)	$(7,853)

b) Changes in deferred tax assets and liabilities

	September 30,	December 31,
	2023	2022
Deferred income tax asset	$4,257	$4,596
Deferred income tax liability	-	-
Net deferred income tax asset	$4,257	$4,596

	Nine months
	ended	Year ended
	September 30,	December 31,
	2023	2022
Net deferred income tax asset, beginning of the period	$4,596	$3,343
Deferred income tax (expense) recovery	(333)	1,423
Effect of foreign exchange	(6)	(170)
Net deferred income tax asset, end of the period	$4,257	$4,596

14) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September	September
	2023	2022	30,	30,
			2023	2022
Short-term benefits	$519	$494	$1,979	$3,017
Share-based payments	170	323	450	1,584
Total	$689	$817	$2,429	$4,601

Refer to note 16 for additional commitments with management.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

15) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Three months ended September 30, 2023
Revenues	$38,343	$32,223	$27,686	$-	$-	$(54,269)		$43,983
Operating costs	(33,415)	(34,762)	(26,770)	-	-	52,367		(42,580)

Professional, consulting and management fees	(416)	(747)	(2,032)	(2,540)	(230)	(10)		(5,975)
Foreign exchange loss	(36)	(337)	(222)	(9)	(2)	-		(606)
Other general and administrative expenses	(222)	(836)	(754)	(1,129)	(34)			(3,125)
Share-based payments	-	-	(336)	-	-	-		(336)
Finance costs	(5)	(2,291)	(3)	(12)	(1,128)	(15	) [1]	(3,454)
Interest income	2	89	455	-	-	-		546
Technology start-up costs	-	-	-	(904)	-	1	[1]	(903)
Exploration and evaluation costs	-	(2,207)	-	-	-			(2,294)
	(34,092)	(41,091)	(29,662)	(4,594)	(1,394)	52,106		(58,727)
Net income (loss) before tax	4,251	(8,868)	(1,976)	(4,594)	(1,394)	(2,163)		(14,744)
Income tax expense	(10)	-	-	-	-	-		(10)
Deferred income tax recovery (expense)	551	2,664	(345)	-	-	-		2,870
Net income (loss)	$4,792	$(6,204)	$(2,321)	$(4,594)	$(1,394)	$(2,163)		$(11,884)
Revenues (after elimination of inter-segment transactions)	$37,734	$5,525	$724	$-	$-	$-		$43,983
At September 30, 2023
Total non-current assets	$2,247	$175,209	$18,786	$10,035	$24,132	$4,684		$235,093
Total assets	$65,560	$275,160	$81,668	$14,183	$25,058	$(89,383	) [3]	$372,246
Total liabilities	$38,741	$99,485	$58,631	$5,726	$268	$(93,469	) [4]	$109,382

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $94,175 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $4,791 and E&E properties total assets of $1.

4. Inter-segment transaction elimination of $93,605 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $135 and E&E properties total liabilities of $1.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Three months ended September 30, 2022
Revenues	$47,000	$45,441	$39,709	$-	$-	$(77,892)		$54,258

Operating costs	(56,843)	(36,203)	(38,413)	-	-	85,857		(45,602)
Professional, consulting and management fees	(303)	(1,181)	(1,753)	(2,813)	(1,196)	-	[1]	(7,246)
Foreign exchange (loss) gain	(47)	972	22	7	13	-		967
Other general and administrative expenses	(132)	(2,433)	(362)	(1,232)	50	1	[1]	(4,108)
Share-based payments	-	-	(131)	-	-	-		(131)
Finance costs	(5)	(253)	(2)	(24)	(9)	(3	) [1]	(296)
Interest income	-	137	107	-	157	-		401
Technology start-up costs	-	-	-	791	-	(488	) [1]	303
Exploration and evaluation costs	-	(505)	-	-	-	(1	) [2]	(506)
	(57,330)	(39,466)	(40,532)	(3,271)	(985)	85,366		(56,218)
Net income (loss) before tax	(10,330)	5,975	(823)	(3,271)	(985)	7,474		(1,960)
Income tax (expense)
recovery	771	(2,078)	-	-	-	-		(1,307)
Deferred income tax
recovery (expense)	288	648	(270)	-	-	-		666
Net income (loss)	$(9,271)	$4,545	$(1,093)	$(3,271)	$(985)	$7,474		$(2,601)
Revenues (after elimination of inter-segment transactions)	$47,000	$7,258	$-	$-	$-	$-		$54,258
At December 31, 2022
Total non-current assets	$934	$148,508	$20,525	$12,389	$15,344	$3,906		$201,606
Total assets	$73,874	$250,926	$90,770	$15,941	$27,086	$(102,847	) [3]	$355,750
Total liabilities	$56,566	$72,842	$53,373	$5,092	$374	$(107,051	) [4]	$81,196

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(106,773) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $3,924 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(107,225) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $174.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Nine months ended September 30, 2023
Revenues	$132,587	$114,745	$102,194	$-	$-	$(195,012)		$154,514

Operating costs	(132,148)	(105,903)	(98,918)	-	-	205,429		(131,540)
Professional, consulting and management fees	(1,318)	(2,215)	(5,716)	(7,386)	(693)	(10)		(17,338)
Foreign exchange gain (loss)	27	(538)	(516)	(31)	52	-		(1,006)
Other general and administrative expenses	(847)	(1,809)	(2,850)	(3,814)	17	(428	) [1]	(9,731)
Share-based payments	-	-	593	-	-	-		593
Finance costs	(24)	(5,350)	(10)	(44)	(1,415)	(18	) [1]	(6,861)
Interest income	4	747	987	-	-	-		1,738
Technology start-up costs	-	-	-	(5,211)	-	-	[1]	(5,211)
Exploration and evaluation costs	-	(3,069)	-	-	-	(765	) [2]	(3,834)
	(134,306)	(118,137)	(106,430)	(16,486)	(2,039)	204,208		(173,190)
Net income (loss) before tax	(1,719)	(3,392)	(4,236)	(16,486)	(2,039)	9,196		(18,676)
Income tax expense	(48)	-	-	-	-	-		(48)
Deferred income tax (expense) recovery	631	(67)	(897)	-	-	-		(333)
Net income (loss)	$(1,136)	$(3,459)	$(5,133)	$(16,486)	$(2,039)	$9,196		$(19,057)
Revenues (after inter-segment eliminations)	$130,312	$21,574	$2,628	$-	$-	$-		$154,514

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Nine months ended September 30, 2022
Revenues	$155,621	$148,334	$128,659	$-	$-	$(250,864)	$181,750

Operating costs	(150,635)	(105,335)	(124,080)	-	-	254,786	(125,264)
Professional, consulting and management fees	(1,364)	(3,784)	(5,227)	(7,463)	(1,704)	-	(19,542)
Foreign exchange (loss) gain	(130)	1,916	100	5	19	-	1,910
Other general and administrative expenses	(380)	(5,751)	(1,170)	(3,429)	(6)	(129) [1]	(10,865)
Share-based payments	-	-	(1,432)	-	-	-	(1,432)
Finance costs	(19)	(666)	(8)	(63)	(10)	(21) [1]	(787)
Interest income	-	434	207	-	157	-	798
Technology start-up costs	-	-	-	(3,775)	-	(739) [1]	(4,514)
Exploration and evaluation costs	-	(786)	-	-	-	(5) [2]	(791)
	(152,528)	(113,972)	(131,610)	(14,725)	(1,544)	253,892	(160,487)
Net income (loss) before tax	3,093	34,362	(2,951)	(14,725)	(1,544)	3,028	21,263
Income tax expense	(185)	(8,839)	-	-	-	-	(9,024)
Deferred income tax recovery (expense)	(99)	2,235	(965)	-	-	-	1,171
Net income (loss)	$2,809	$27,758	$(3,916)	$(14,725)	$(1,544)	$3,028	$13,410
Revenues (after inter-segment eliminations)	$155,621	$25,815	$314	$-	$-	$-	$181,750

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

16) Commitments and contingencies

At September 30, 2023, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,794 and all payable within one year. These contracts also require that additional payments of up to approximately $2,691 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The quantity to be delivered to the Company in the 12 months following the first delivery is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company is committed to the purchase of 40 tonnes per month of V2O5 from third parties in each of December 2023 and January 2024.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2023 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $226, including $126 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2023 of $7,560.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At September 30, 2023, the Company recognized a provision of R$30,362 ($6,063) in the current portion of provisions (December 31, 2022 - $5,076). The Company is awaiting a further ruling from a higher court in Brazil.

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2022 for such proceedings in Brazil in an amount of R$1,223 ($234). At September 30, 2023, the provision recognized was R$1,194 ($238).

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

17) Financial instruments

Financial assets and financial liabilities at September 30, 2023 and December 31, 2022 were as follows:

	September 30,	December 31,
	2023	2022
Cash	$39,572	$54,471
Restricted cash	734	470
Trade and other receivables	22,221	18,313
Accounts payable and accrued liabilities (including non-current)	27,017	26,960
Total debt	65,000	40,000

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities were secured at interest rates consistent with the rates seen at September 30, 2023 and thus the carrying amount of debt approximates fair value.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2022. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $22,193, $7,276 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At September 30, 2023, no amounts are past due and in the nine months ended September 30, 2023, the Company has not experienced any credit losses. At September 30, 2023, the loss allowance for trade receivables was determined to be $nil (December 31, 2022 - $nil), with any movement recognized as a component of finance costs (note 19). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2023 for its financial liabilities with agreed repayment periods.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 8)	$26,853	$-	$164	$-
Debt (note 9)	-	8,000	57,000	-
Operating and purchase commitments	8,520	960	77	23
Total	$35,373	$8,960	$57,241	$23

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $39,572 (December 31, 2022 - $54,471). Refer to note 16 for other commitments and contingencies.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At September 30, 2023, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At September 30, 2023, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2022 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At September 30, 2023, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars, Euros and Swiss francs and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar, the Euro and the Swiss franc relative to the U.S. dollar would affect the value of these cash balances at September 30, 2023 by approximately $136. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $5.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

18) Revenues

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
V2O5 revenues
Produced products	$25,268	$30,831	$90,352	$98,621
Purchased products	2,066	1,655	7,531	3,184
	27,334	32,486	97,883	101,805
V2O3 revenues
Produced products	$3,734	$3,798	$7,575	$3,798
Purchased products	-	482	1,155	482
	3,734	4,280	8,730	4,280
FeV revenues
Produced products	$11,750	$12,756	$46,408	$54,667
Purchased products	1,058	4,736	1,386	20,998
	12,808	17,492	47,794	75,665

Vanadium sales from contracts with customers	$43,876	$54,258	$154,407	$181,750
Iron ore sales from contracts with customers	107	-	107	-
	$43,983	$54,258	$154,514	$181,750

19) Expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Operating costs:
Direct mine and production costs	$24,366	$24,655	$77,761	$66,120
Conversion costs	1,413	1,655	5,551	5,839
Product acquisition costs	5,449	7,248	13,380	20,651
Royalties	2,024	2,497	6,919	8,265
Distribution costs	2,202	2,581	6,174	6,887
Inventory write-down (note 5)	978	1,655	1,661	1,942
Depreciation and amortization	6,003	5,111	19,456	14,923
Iron ore costs	145	200	638	637
	$42,580	$45,602	$131,540	$125,264

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 20

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Finance costs:
Interest expense and fees	$2,271	$221	$5,296	$575
Interest on lease liabilities	13	16	41	69
Accretion	68	59	197	143
Write-down of vanadium assets	1,102	-	1,327	-
	$3,454	$296	$6,861	$787

20) Subsequent events

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.90% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full the Company's $20,000 facility that had been secured in December 2022.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022 21